SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated November 17, 2010, entitled “Spreadtrum Announces Third Quarter 2010 Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: November 18, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated November 17, 2010, entitled “Spreadtrum Announces Third Quarter 2010 Results”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

Third Quarter 2010 Results

SHANGHAI, November 17, 2010 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced its unaudited financial results for the third quarter ended September 30, 2010.

THIRD QUARTER 2010 FINANCIAL SUMMARY:

•	Total revenue increased 34.7% quarter-over-quarter and 150.7% year-over-year to US$96.2 million, exceeding the Company’s previously guided range of US$88-96 million.

•	Gross profit was US$42.5 million compared to US$31.9 million in the previous quarter and US$15.0 million in 3Q09. Gross margin was 44.1% compared to 44.6% in the previous quarter and 39.0% in 3Q09.

•	Cash flows from operations were US$67.0 million, compared with US$35.2 million in the previous quarter and US$11.5 million in 3Q09.

•	GAAP net income was US$19.5 million, compared with US$11.1 million in the previous quarter and US$0.6 million in 3Q09.

•

GAAP net income per basic and diluted ADS was US$0.41 and US$0.37, respectively, an improvement from US$0.24 and $0.21 per basic and diluted ADS, respectively, in 2Q10 and US$0.01 per basic and diluted ADS in 3Q09.

•

Non-GAAP net income was US$22.9 million, compared to US$17.7 million in 2Q10 and US$2.9 million in 3Q09. Non-GAAP net income per diluted ADS was US$0.43, an improvement from US$0.34 per diluted ADS in 2Q10 and US$0.06 per diluted ADS in 3Q09.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum’s President and CEO, Dr. Leo Li said, “We delivered another strong set of financial results, with quarterly revenue of US$96.2 million and net income of US$19.5 million, both surpassing our previous records set last quarter. Although we have witnessed intensifying competition in recent quarters, we have nevertheless managed to achieve substantial growth thanks to our technology innovation, solid execution, and enriching product portfolio.

In the third quarter, we successfully launched world’s first triple SIM in single chip solution, the SC600L7. The ability to run three GSM SIM cards simultaneously in a single mobile handset offers an attractive solution for multiple-operator-markets and business users, and has already garnered positive feedback from customers in South America, Africa and several South Asia countries. Innovative products such as the triple SIM solution will fuel our overseas business expansion and we expect to see a much larger revenue contribution from emerging market in the future.

In addition, our excellent execution is allowing us to deepen our relationship with top-tier global customers. The successful introduction of our new WCDMA/RF chip, the SR3100, to Samsung Electronics underscores again our ability to meet the world’s strictest quality standards and to service world class customers. This new win, which possesses an attractive gross profit margin, will not only contribute to our high-performance/low-cost product portfolio in the coming quarters, but also it is a testimony that our client base is developing a stronger allegiance to Spreadtrum and our industrial leading products.

At the same time, we are further expanding our product portfolio with highly integrated and cost effective TD-SCDMA products; we continue to gain share in the TD-SCDMA fixed wireless business and expect to build a more established presence in the TD handset segment going forward. Our successful launches of the SC8800S4 and SC8800H5 this quarter firmly solidify our leading position as the provider of the world’s most integrated, yet low cost structure, TD-SCDMA baseband products.

For the fourth quarter of 2010, we expect revenue to be in the range of $118-125 million with gross margin at 42.5% - 43.5%. Looking ahead to 2011, the introduction of new products, especially new TD chips with higher margin profiles, will help us further mitigate the pricing pressure within the market.”

Further commenting on the Q3 financial results, Shannon Gao, Spreadtrum CFO, added, “While our high quality products and customer service have enabled us to sustain a solid trajectory of top-line growth, our focus on optimizing our cost structure has helped maximize profitability. We remain committed to leveraging economies of scale in the fourth quarter and anticipate both R&D and SG&A expenses as a percentage of revenue will decline on a sequential basis.”

THIRD QUARTER FISCAL YEAR 2010 FINANCIAL REVIEW:

Revenue

Revenue in 3Q10 totaled US$96.2 million, up from US$71.4 million in 2Q10 and US$38.4 million in 3Q09.

Shipment volume of 2G/2.5G semiconductors realized in 3Q10 increased 85.7% sequentially and 162.6% year-over-year. Shipment volume of 3G semiconductors realized in 3Q10 decreased 3.2% sequentially and increased 1,729.9% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$42.5 million, up 33.3% from US$31.9 million in 2Q10 and up 183.8% from US$15.0 million in 3Q09. Gross margin for the quarter was 44.1%, down slightly from 44.6% in 2Q10 and up from 39.0% in 3Q09. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 44.3%, a sequential decrease from 44.7% in 2Q10 and a year-over-year increase from 39.3% in 3Q09.

The average selling price per unit of 2G/2.5G baseband and Radio Frequency (“RF”) bundle semiconductors in 3Q10 decreased 9.1% sequentially and 22.3% year-over-year. The average selling price per unit of 3G baseband and RF bundle semiconductors in 3Q10 decreased 17.1% sequentially and 48.3% year-over-year.

Cost of revenue in 3Q10 totaled US$53.8 million, representing an increase of 35.8% from the previous quarter and up 129.6% from 3Q09 levels, which is in line with sales increase.

Operating Expense and Margin

The Company’s operating margin for the quarter was 21.5%, compared to 17.7% in the previous quarter and 4.1% in 3Q09. The sequential and year-over-year improvements in operating margin were primarily driven by an increase in sales and gross profit, partially offset by higher operating expense. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 25.1% in 3Q10, down from 26.9% in 2Q10 and up from 10.0% in 3Q09.

Total operating expenses in 3Q10, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$21.7 million, representing an increase from US$19.2 million in 2Q10 and an increase from US$13.4 million in 3Q09. The sequential and year-over-year rises in operating expenses were primarily due to increases in engineering expense related to the development of new products and employee compensation.

R&D expenses increased 11.2% sequentially and increased 71.5% year-over-year to US$16.6 million in 3Q10. The sequential and year-over-year rises in R&D expenses were primarily due to increases in engineering expense related to the development of new products and employee compensation.

SG&A expenses increased 19.7% sequentially and increased 38.5% year-over-year to US$5.1 million in 3Q10. The sequential and year-over-year rise in SG&A expenses were primarily due to an increase in employee compensation including share-based compensation.

Non-Operating Income

In 3Q10, the Company recorded interest income of US$ 1.0 million, up from both the previous quarter and 3Q09 as a result of investing a higher balance of cash. Other income (net) in 3Q10 was a gain of US$1.3 million, compared to a gain of US$0.4 million in 2Q10 and a gain of US$95 thousand in 3Q09. The sequential and year-over-year increases were primarily due to foreign exchange gain.

Net Income

The Company’s net income totaled US$19.5 million in 3Q10, compared to US$11.1 million in 2Q10 and US$0.6 million in 3Q09. The increase in net income in the third quarter 2010 was primarily due to increased sales and stable gross profit margin. Net profit margin was 20.3%, up from 15.6% in 2Q10 and 1.6% in 3Q09. Basic and diluted income per ADS was US$0.41 and US$0.37, respectively, in 3Q10, compared to US$0.24 and US$0.21, respectively, in 2Q10 and US$0.01 per basic and diluted ADS in 3Q09.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 3Q10 was US$22.9 million, up from a non-GAAP net income of US$17.7 million in 2Q10 and up from US$2.9 million in 3Q09. Diluted non-GAAP income per ADS in 3Q10 was US$0.43, compared with US$0.34 per ADS in the prior quarter and US$0.06 per diluted ADS in 3Q09.

Balance Sheet and Cash Flow

As of September 30, 2010, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$213.2 million, an increase of US$66.1 million from US$147.1 million as of June 30, 2010. The increase primarily resulted from 3Q10 net profit and a rise in accounts payable, advances from customers, accrued expenses and other current liabilities, partially offset by an increase in inventory and accounts receivable. The total balance of restricted cash which is available to use when the related expenses occurred and appropriate obligations are satisfied was US$19.1 million, compared with $18.9 million as of June 30, 2010. In 3Q10, the Company generated US$67.0 million in cash from operating activities and used $2.0 million cash on property and equipment as well as US$1.0 million toward intangible asset acquisitions.

Accounts receivable increased by US$2.5 million from US$1.8 million as of June 30, 2010 to US$4.3 million as of September 30, 2010. Average A/R days decreased sequentially from 4 days to 3 days. Inventory as of September 30, 2010 was US$65.3 million, an increase of US$15.7 million from June 30, 2010. This increase partially resulted from a rise in deferred costs included within inventories, which consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Inventory days were 98 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of September 30, 2010 were US$376.1 million, up US$89.8 million from US$286.3 million as of June 30, 2010. The increase in total assets was primarily attributable to increases of US$66.3 million in cash, US$15.7 million in inventory, US$2.5 million in accounts receivable, and US $2.7 million in intangible assets.

Current liabilities increased from US$97.7 million as of June 30, 2010 to US$161.5 million as of September 30, 2010, primarily due to the increases of US$28.6 million in advance from customers, accrued expenses and other current liabilities (mainly comprise increase of US$4.5 million in accrued royalty, US$2.7 million in accrued rebate to customers, US$2.2 million accrued employee compensation), US$2.8 million in income tax payable, and US$23.5 million in accounts payable. Long-term liabilities as of September 30, 2010 were US$51.0 million, compared to US$49.6 million as of June 30, 2010.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue for the fourth quarter of 2010 to be in the range of US$118-125 million with gross margin at 42.5-43.5%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) on Wednesday, November 17, 2010, which is 9:00 am (Hong Kong) on Thursday, November 18, 2010 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll

United States	+1-800-260-8140	+1-617-614-3672

China	10-800-130-0399

- South China	China Telecom 10-800-130-0399 China Netcom 10-800-852-1490

- North China	China Telecom 10-800-152-1490

Hong Kong	###-##-####

United Kingdom	00-800-280-02002

Participant Pass code	“SPRD” or “Spreadtrum”

A telephone replay will be available shortly after the call until November 24, 2010 at (US Toll Free) +1-888-286-8010 or (US Toll) +1-617-801-6888. Passcode: 62358799.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

		Three months ended
	September 30, 2009	June 30, 2010	September 30, 2010	Change from 3Q09 2Q10
Revenue	38,379	71,448	96,230	151%	35%
Cost of revenue	23,414	39,585	53,760	130%	36%

Gross profit	14,965	31,863	42,470	184%	33%

Operating expenses
Research & development	9,696	14,955	16,631	72%	11%
Selling, general & administrative	3,683	4,263	5,102	39%	20%
Total operating expenses	13,379	19,218	21,733	62%	13%
Operating income	1,586	12,645	20,737	1,208%	64%

Non-operating income (expense)
Interest income	463	754	976	111%	29%
Interest expense	(352)	(633)	(621)	76%	(2%)
Other income, net	95	378	1,263	1,229%	234%
Total non-operating income	206	499	1,618	685%	224%
Income before tax and equity in loss of affiliates	1,792	13,144	22,355	1,147%	70%
Income tax expense	1,162	1,988	2,798	141%	41%
Equity in loss of affiliates, net of taxes	—	(29)	(30)	—	3%
Net income	630	11,127	19,527	3,000%	75%

Income per ADS, basic	0.01	0.24	0.41	4,000%	71%
Income per ADS, diluted	0.01	0.21	0.37	3,600%	76%

Margin analysis:
Gross margin	39.0%	44.6%	44.1%
Operating margin	4.1%	17.7%	21.5%
Net margin	1.6%	15.6%	20.3%

Weighted average ADS equivalent: [1]
Basic	44,984,608	46,990,866	47,457,465
Diluted	47,147,653	51,825,499	52,729,515
ADS equivalent outstanding at end of period	45,126,407	47,233,651	47,706,621

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine months ended
	September 30, 2009	September 30, 2010	Change
Revenue	62,813	219,792	250%
Cost of revenue	42,432	121,756	187%

Gross profit	20,381	98,036	381%

Operating expenses
Research & development	25,580	43,573	70%
Selling, general & administrative	16,674	13,620	(18%)
Total operating expenses	42,254	57,193	35%
Operating income (loss)	(21,873)	40,843	(287%)

Non-operating income (expense)
Interest income	1,041	2,338	125%
Interest expense	(461)	(1,950)	323%

Other income, net	743	1,518	104%
Total non-operating income	1,323	1,906	44%
Income (loss) before tax and equity in loss of affiliates	(20,550)	42,749	(308%)
Income tax expense	215	5,369	2,397%
Equity in loss of affiliates, net of taxes	—	(141)
Net income (loss)	(20,765)	37,239	(279%)

Income (loss) per ADS, basic	(0.47)	0.79	(268%)
Income (loss) per ADS, diluted	(0.47)	0.72	(253%)

Margin analysis:
Gross margin	32.4%	44.6%
Operating margin	(34.8%)	18.6%
Net margin	(33.1%)	16.9%

Weighted average ADS equivalent: [3]
Basic	44,569,911	46,999,374
Diluted	44,569,911	51,827,975

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	March 31, 2010	June 30, 2010	September 30, 2010
ASSETS
Current assets
Cash and cash equivalents	33,908	29,995	36,339
Restricted cash	18,677	18,889	19,142
Short term deposits	37,384	72,921	132,068
Notes receivable	266	—	—
Accounts receivable, net	3,569	1,836	4,317
Inventories	37,038	49,557	65,301
Deferred tax assets	1,347	1,354	1,373
Prepaid expenses and other current assets	8,869	9,154	10,599
Total current assets	141,058	183,706	269,139

Property and equipment, net	26,569	27,049	28,219
Acquired intangible assets, net	25,208	20,543	23,269
Equity Investment	7,428	7,398	7,366
Deferred tax assets	570	571	573
Goodwill	2,000	2,000	2,000
Long term deposits	43,948	44,177	44,769
Other long term assets	819	838	734
Total assets	247,600	286,282	376,069

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	20,727	18,785	42,269
Advances from customers	29,929	45,180	73,803
Income tax payable	3,655	5,632	8,431
Accrued expenses and other current liabilities	18,779	28,136	37,026
Total current liabilities	73,090	97,733	161,529

Long term loan	43,948	44,177	44,769
Other long-term obligations	5,380	5,383	6,209
Total long term liabilities	49,328	49,560	50,978
Total liabilities	122,418	147,293	212,507

Shareholders’ equity	125,182	138,989	163,562
Total liabilities and shareholders’ equity	247,600	286,282	376,069

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30, 2009	June 30, 2010	September 30, 2010
Cost of revenue	23,414	39,585	53,760
Adjustment for share-based compensation	(106)	(91)	(137)
Cost of revenue (non-GAAP)	23,308	39,494	53,623
Operating income	1,586	12,645	20,737
Adjustment for share-based compensation within: Cost of revenue	106	91	137
Research and development	1,126	1,176	1,877
Selling, general, and administrative	777	799	1,373
Adjustment for impairment loss of long-lived assets		4,486
Adjustment for amortization of intangibles from Quorum acquisition	255
Operating income (non-GAAP)	3,850	19,197	24,124
Net income	630	11,127	19,527

Adjustment for share-based compensation within: Cost of revenue	106	91	137
Research and development	1,126	1,176	1,877

Selling, general, and administrative	777	799	1,373
Adjustment for impairment loss of long-lived assets		4,486
Adjustment for amortization of intangibles from Quorum acquisition	255
Net income (non-GAAP)*	2,894	17,679	22,914
Income per ADS, diluted	0.01	0.21	0.37
Adjustment for share-based compensation	0.04	0.04	0.06
Adjustment for impairment loss of long-lived assets		0.09
Adjustment for amortization of intangibles from Quorum acquisition	0.01
Income per ADS, diluted (non- GAAP)*	0.06	0.34	0.43
Gross margin	39.0%	44.6%	44.1%
Adjustment for share-based compensation	0.3%	0.1%	0.2%

Gross margin (non-GAAP)	39.3%	44.7%	44.3%

Operating margin	4.1%	17.7%	21.5%

Adjustment for share-based compensation	5.2%	2.9%	3.6%

Adjustment for impairment loss of long-lived assets		6.3%

Adjustment for amortization of intangibles from Quorum acquisition	0.7%

Operating margin (non-GAAP)	10.0%	26.9%	25.1%

Net margin	1.6%	15.6%	20.3%

Adjustment for share-based compensation	5.2%	2.9%	3.6%

Adjustment for impairment loss of long-lived assets		6.3%

Adjustment for amortization of intangibles from Quorum acquisition	0.7%

Net margin (non-GAAP)*	7.5%	24.8%	23.9%

Operating expenses	13,379	19,218	21,733
Adjustment for share-based compensation:
Research and development	(1,126)	(1,176)	(1,877)
Selling, general, and administrative	(777)	(799)	(1,373)
Adjustment for impairment loss of long-lived assets		(4,486)
Adjustment for amortization of intangibles from Quorum acquisition	(255)
Operating expenses (non-GAAP)	11,221	12,757	18,483

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the effectiveness of the Company’s innovative products such as the triple SIM solution to fuel the Company’s overseas business expansion, the Company’s expectation on a much larger revenue contribution from emerging market in the future, the Company’s ability to deepen its relationship with top-tier global customers, the Company’s ability to meet the world’s strictest quality standards and service world class customers, the Company’s new win with Samsung Electronics which possesses an attractive gross profit margin contributing to its high-performance/low-cost product portfolio in the coming quarters, the Company’s client base developing a stronger allegiance to it and its industrial leading products, the Company’s ability to keep gaining share in the TD-SCDMA fixed wireless business, the Company’s expectation on building a more established presence in the TD handset segment going forward, the Company’s leading position as the provider of the world’s most integrated TD-SCDMA baseband products with low cost structure, the introduction of new products (especially new TD chips with higher margin profiles) helping the Company to further mitigate the pricing pressure within the market in 2011, the Company’s commitment to leveraging economies of scale in the fourth quarter of 2010, the Company’s anticipation that both R&D and SG&A expenses as a percentage of revenue will decline on a sequential basis, and the Company’s expectations with respect to revenue being in the range of $118-125 million in the fourth quarter of 2010 with gross margin at 42.5%-43.5%. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of the TD-SCDMA products, the SC6600L7 and the SR3100; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major domestic and international customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, as amended, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com